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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    )*

BlackRock Asset Investors
(Name of Issuer)

Shares of Beneficial Interest, par value $.01 per share
(Title of Class of Securities)

Applied for
(CUSIP Number)   091913103

Terry Blaney
Washington State Investment Board
2424 Heritage Court S.W.
P.O. Box 40916
Olympia, WA   98504-0916
360-664-8284
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 1995
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the
following box    / /.

Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Appplied for
CUSIP No. 091913103

1.   NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Washington State Investment Board
91-6019017

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) / /
(b) /x/

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS   2(d) or 2(e) / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

State of Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

4,031.59

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8.   SHARED VOTING POWER

9.   SOLE DISPOSITIVE POWER

4,031.59

10.  SHARED DISPOSITIVE POWER

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

4,031.59

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*  /  /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.5%

14.  TYPE OF REPORTING PERSON*

EP
Item 1.  Security and Issuer.

     This Schedule 13D relates to shares of beneficial interest, par value $.01 per share (the "Shares"), of BlackRock Asset Investors (the "Issuer"), a Delaware business trust whose principal executive office is located at 345 Park Avenue, New York, NY 10154.

Item 2.  Identity and Background.

     (a)-(c), (f). This statement is filed by the Washington State Investment Board (the "Reporting Person") which is a state executive branch agency having the responsibility to manage and invest the assets of state retirement, insurance and permanent funds. The business address of the Reporting Person is 2424 Heritage Court SW, P. O. Box 40916, Olympia, WA 98504-0916.

     The Issuer has advised the Reporting Person that all of its Shares are held by BlackRock Fund Investors I, BlackRock Fund Investors II and BlackRock Fund Investors III ("Fund III"), each of which is a Delaware business trust formed contemporaneously with the Issuer and registered under the Investment Company Act of 1940. Fund III's Declaration of Trust provides that the voting rights with respect to any shares held by
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it are, in effect, passed through to the owners of Fund III's shares of beneficial interest ("Fund III Shares"). The Reporting Person is an owner of Fund III Shares and is filing this statement with respect to the Issuer's Shares as a result thereof.

     (d)-(e).  None

Item 3.  Source and Amount of Funds or Other Consideration.

     The Reporting Person acquired 4,031.59 Fund III Shares from Fund III on March 30, 1995 at a cost of $4,031,591.13 which was provided from the assets of the state funds managed by the Reporting Person.

     The Issuer has advised the Reporting Person that on March 30, 1995 Fund III used such proceeds to acquire 4,031.59 Shares from the Issuer out of a total of 18,750 Shares issued by the Issuer on such date to BlackRock Fund Investors I, BlackRock Fund Investors II and Fund III. Accordingly, the Reporting Person's pass through voting rights relate to 4,031.59 Shares.

Item 4.  Purpose of Transaction.

     The acquisition of Fund III Shares described in Item 3 was made by the Reporting Person for investment purposes. An employee of the Reporting Person is a member of the Board of Trustees of the Issuer and Fund III.

     The Reporting Person has no current intention to acquire interests in additional Shares other than pursuant to its obligations under the Subscription Agreement with the Fund III and Fund III's obligations under its Subscription Agreement with the Issuer, in each case incorporated herein by reference to Exhibits 1 and 2, respectively, or to dispose of any interests in Shares. Notwithstanding the foregoing, the Reporting Person may, at any time or from time to time, acquire additional Fund III Shares in any other manner or, subject to the terms of such Subscription Agreements or the Fund III's Declaration of Trust, dispose of any or all of the Fund III Shares beneficially owned by it, or continue to hold such Fund III Shares, as it may deem advisable. Any decision with regard to acquisitions, dispositions or holding of Fund
III Shares will depend upon circumstances existing from time to time, many of which are beyond the Reporting Person's control, including general economic and market conditions.

     Although the foregoing reflects the current intentions of the Reporting Person, such intentions are subject to change at any time.
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or proposals which would result in or relate to any of the transactions described in Paragraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of Issuer.

     (a)-(b) Pursuant to the transactions described in Item 3, the Reporting Person may be deemed to beneficially own 4,031.59 Shares constituting 21.5% of the Shares outstanding on March 30, 1995.
     (c) The Reporting Person has not engaged in any other transactions in the Shares within the past sixty days.
     (d)  None.
     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Except as described in Item 4 above, the Reporting Person has no contracts, arrangements or understandings with respect to any securities of the Issuer. The Subscription Agreements referred to in Items 2 and 4 sets forth certain of the terms and conditions of the sale of Fund III Shares to the Reporting Person and is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

     1.   Form of Subscription Agreement with the Issuer.

     2.   Form of Subscription Agreement between the Issuer and Fund
          III.

This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 10, 1995

WASHINGTON STATE INVESTMENT BOARD
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By: /s/ Terry Blaney
Signature
Name: Terry Blaney
Title: Senior Investment Officer-Alternative Investments
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